FILED BY EXPRESS SCRIPTS, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: EXPRESS SCRIPTS, INC.,
MEDCO HEALTH SOLUTIONS, INC. AND ARISTOTLE HOLDING, INC.
COMMISSION FILE NO. 0-20199
FINAL TRANSCRIPT
Thomson StreetEventsSM
ESRX — Express Scripts Inc at Morgan Stanley Global Healthcare Conference
Event Date/Time: Sep. 14. 2011 / 3:30PM GMT

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FINAL TRANSCRIPT
Sep. 14. 2011 / 3:30PM, ESRX — Express Scripts Inc at Morgan Stanley Global Healthcare Conference
CORPORATE PARTICIPANTS
Ricky Goldwasser
Morgan Stanley — Analyst
Jeff hall
Express Scripts Inc. — EVP, CFO
David Myers
Express Scripts Inc. — VP IR
PRESENTATION
Ricky Goldwasser - Morgan Stanley — Analyst
Good afternoon everybody. Thank you for joining us for the Express Scripts presentation. Joining me from Express today are Jeff Hall, CFO, and David Myers, Head of IR. Jeff, David, welcome to the Morgan Stanley conference.
Jeff hall - Express Scripts Inc. — EVP, CFO
Thank you.
Unidentified Participant
Before we start I think David needs to make some disclosure comments.
David Myers - Express Scripts Inc. — VP IR
Yes, thanks Ricky. Good morning everyone. Before we begin, I need to say that statements we make today may be forward-looking, therefore involve risks and uncertainties. For a listing of factors that could cause actual results to differ, you can check out our SEC filings. So thanks.
Ricky Goldwasser - Morgan Stanley — Analyst
For the Morgan Stanley disclosures, you can go to the Morgan Stanley website. (inaudible) there’s a lot going on with Express these days. So can you start by just giving us a status update on the dispute with Walgreens?
Jeff hall - Express Scripts Inc. — EVP, CFO
I think not a lot of comments from us. We continue to think that we continue to be available to get to a resolution here. We continue to think that the best way to get to a resolution is for the two parties to talk. I would say, unfortunately, at this point, the other side thinks the best way to resolution is to make press releases and other public statements. We think that doesn’t add a lot of value to the ongoing negotiation. We think the best thing that could happen here is the two us to get together and talk about it and get to a resolution.
Ricky Goldwasser - Morgan Stanley — Analyst
Similar to your view, many industry participants we’ve spoken with still expect a settlement. So is there a cut-off date after which point a settlement this year becomes harder?

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FINAL TRANSCRIPT
Sep. 14. 2011 / 3:30PM, ESRX — Express Scripts Inc at Morgan Stanley Global Healthcare Conference
Jeff hall - Express Scripts Inc. — EVP, CFO
There’s no real cut off from an Express Scripts standpoint. Obviously, we’d like to get to an agreement here as quickly as possible. That’s not the case. There are different items that happened over the course of this year but probably most notably January 1 we think a large portion of Express Scripts’ members will no longer be able to fill at Walgreens, and we think that, once we get past that date, those numbers have moved, in general they don’t move back. So we think it would make sense for both parties to get it resolved this year, but there’s no reason why we can’t resolve it next year as well.
Ricky Goldwasser - Morgan Stanley — Analyst
Express filed an injunction against Walgreens last week with specific focus on Part D members. Can you give us a little bit more color about the importance of that population to the relationship and why you filed the injunction?
Jeff hall - Express Scripts Inc. — EVP, CFO
We filed the injunction because we felt that the other side was making false statements publicly, that the data they were putting out there was incorrect and that they were actually marketing directly to Part D members, which we think is not the right thing to do. So that’s the rationale behind the injunction, trying to get them to cease and desist with what we think is inaccurate information and inappropriate contact with Med D members.
The Med D population as a whole is obviously an important membership base to us. We think that we don’t serve it directly; we serve it through our managed-care clients. And so as we think about our managed-care clients, they obviously would like to get this resolved so that we can all move forward with Med D open enrollment.
Ricky Goldwasser - Morgan Stanley — Analyst
Obviously the [rolling] dispute is deemphasized kind of (inaudible) the whole topic of (inaudible) networks. Based on your discussions with your customers, do you think that (inaudible) members are ready for the world of [mirror network], and what percent of the PBM business today is under such agreements?
Jeff hall - Express Scripts Inc. — EVP, CFO
Yes, so today there aren’t a lot of narrow networks. I don’t know the exact percentage, but it’s a pretty small percentage of our business is contracted in narrow networks. I think the interesting side conversations that this has created is that now we as a result of Walgreens terminating us publicly, the result is that basically we are in discussions now with every one of our clients about narrow networks. A lot of them see the value, because we’re able to give them lower pricing if they’re agreeing to go with a narrow network. They’re seeing the value of that and a lot of them are now signing up to go (inaudible) with a narrow network because we’re able to show that this service absolutely will not be disrupted, that the price goes down, and that, on average, the clients — the members don’t have to go very far to get to another pharmacy. Even in Manhattan, a competing pharmacy is within 100 feet of a Walgreens or a Duane Reade. So it’s not much of transition. At the end of the day, the pills that are going in the bottle are the same pills at everybody, so there’s not a lot of differentiation.
Ricky Goldwasser - Morgan Stanley — Analyst
Let me stop here and see if we have any questions from the audience.

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FINAL TRANSCRIPT
Sep. 14. 2011 / 3:30PM, ESRX — Express Scripts Inc at Morgan Stanley Global Healthcare Conference
QUESTIONS AND ANSWERS
Unidentified Audience Member
If you move forward and have a limited network or narrow network, is there a risk that this sort of validates the CVS Caremark model, and that they have maybe more flexibility in profit on both sides to make that a more compelling sort of opportunity for a payor?
Jeff hall - Express Scripts Inc. — EVP, CFO
I don’t think it necessarily validates CVS. I think the interesting side note is to the extent Walgreens loses business as a result of us going to narrow networks, CVS is obviously a potential a gainer here, as well as the independents and all the other competitors to Walgreens. We think it’s an interesting strategy from that standpoint.
I think we’ve all been proponents of narrow networks. All the PBMs have certainly been proponents of narrow networks, and CVS is no different. We look at — maintenance choice is essentially another version of a narrow network. So I think we’ve all been positive on this. What this is doing is allowing us to have this discussion with a lot more clients and they’re starting to really see the value now where a lot of times we haven’t had that discussion in the past.
Unidentified Audience Member
It seems like the economy kind of is impacting script volumes. What is your sense how it’s going in the current quarter? Also you’re planning to give 2012 guidance in 3Q earnings.
Jeff hall - Express Scripts Inc. — EVP, CFO
Yes, so the economy actually has a big impact on us. The primary place we see the negative economy hitting us is what we call utilization and in client attrition. So on those two factors, as we look forward from the first half into the second half, our expectation is that we’d see some utilization increase and we’d see declines in in-client utilization. That hasn’t been the case so far in the second half, so certainly there’s — the poor economy continues to be a headwind for us looking into the second half.
We still view — the way I look at utilization is, in a good year, sorry, in an average year, we would expect the number of scripts to grow by 3% to 5%. As a result of people getting older and less fit and less healthy, they’d take more prescriptions. What we’ve seen for the past three years is that number has been relatively flat. So what that means is there’s a lot of people that stopped taking their medication, which doesn’t make a lot of sense. So at some point, that’s got to catch up. We don’t know when that’s going to be. At a minimum, utilization has got to come back to the 3% to 5%. If we look at three years of flat, there’s probably even some catch-up potential in that number. We don’t — we absolutely do not see that happening today. I think the economy has actually gotten worse since the June-July time frame, the last time we talked. We don’t see the economy getting any better. So certainly a headwind for us looking forward.
As for 2012, we’re not prepared to guide into 2012. I think what you have to think about is the economy stays at this place and volume growth is going to continue, utilization is going to continue to be lower than previously expected.
Unidentified Audience Member
What’s [the] business risk assumptions for the Walgreens dispute from your perspective? If it doesn’t get resolved, how your customers react to that? What is your assumption where that business goes? Like are your customers are going to be upset that you don’t have them — it’s obviously a negative for your customers. So what is your assumption (technical difficulty) business?

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FINAL TRANSCRIPT
Sep. 14. 2011 / 3:30PM, ESRX — Express Scripts Inc at Morgan Stanley Global Healthcare Conference
Jeff hall - Express Scripts Inc. — EVP, CFO
So what we think overall about the Walgreens arrangement, and what’s our risk (inaudible) what are our customers going to think — to repeat a little bit. I mean, our customers would prefer that — a lot of our customers would prefer that Walgreens is in the network, but they also believe that we’re doing exactly the right thing and they support us, and they understand that — or they definitely don’t want to pay a premium price for Walgreens, so they’re not willing to accept the kind of premiums that Walgreens is demanding at this point.
When you look at — they are already a high cost provider in their network and they are saying that if we accept the rates they offer, clients are only going to see 2% per year increases. We look at that as a pretty staggering differential because we’d say that, with all the new generics coming out over the next couple of years, clients, all things equal, ought to see declines in their overall costs. So you’re comparing a 2% increase to potential declines, and then compound that over three years and you take a high-cost provider to be an extremely high-cost provider. We haven’t encountered a client yet that is willing to accept that kind of premium price to have Walgreens in the network, which is why we’re seeing clients now start to send letters to their members saying Walgreens is out on December — or January 1, and why we’re seeing more people sign up for narrow networks, and etc., etc.
Is there risk for us? Yes. I mean we would expect some small fraction of our business might move away, especially in Walgreens concentrated areas. We don’t think that’s a meaningful amount of our business. We don’t think it’s a meaningful part of our EBITDA at this standpoint. Obviously, that could change.
But where we sit today, we feel like there actually isn’t a whole lot of risk overall. We continue to work with our clients and show them that we can deliver the service they want and we can make their members happy and we can do that just as effectively with and without Walgreens.
Unidentified Audience Member
Is there any (Inaudible question — microphone inaccessible) contracts?
Jeff hall - Express Scripts Inc. — EVP, CFO
Any —
Unidentified Audience Member
(Inaudible question — microphone inaccessible)
Jeff hall - Express Scripts Inc. — EVP, CFO
So the question was are there any contracts that would allow termination because we don’t have Walgreens in the network? None that I’m aware of. So we don’t write contracts that mandate specific people be in the network, but we write contracts to say there has to be X percent of people have travel one mile, two miles, five miles to get to the store. Without Walgreens, we meet every one of those guarantees, so we don’t think they’re (inaudible) decline issue.
Unidentified Audience Member
(Inaudible question — microphone inaccessible)

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FINAL TRANSCRIPT
Sep. 14. 2011 / 3:30PM, ESRX — Express Scripts Inc at Morgan Stanley Global Healthcare Conference
Jeff hall - Express Scripts Inc. — EVP, CFO
Yes, so high-level 2012 update. So the big companies, the jumbo (inaudible) functionally over at this point. From our standpoint, we had an okay to good year. We had, at last count, three jumbo accounts that are new wins for us, one of them being we think probably that (inaudible) [FEP] probably the biggest commercial deal of the year that we won. So we’re excited about that.
We feel like there hasn’t been much impact from any of the things going on in the jumbo season here from an Express Scripts standpoint.
Probably more importantly, the midmarket and smaller market selling season is going on right now, and it’s really too early to comment. But we don’t expect a significant impact at this point from anything that’s going on. So we continue to expect to do well in that business, and retention is on track to be close to the average, in the 90% range at this point.
Unidentified Audience Member
When you unite with Medco, what percent of the PM market will that be?
Jeff hall - Express Scripts Inc. — EVP, CFO
I’m sorry, I didn’t — what percent of the market will we have (multiple speakers) company? Okay. I don’t want to answer that question. It ends up being a really hard thing to measure because there are different ways to measure market share. I think a lot of the sell-side, I think Ricky concluded, has published (inaudible) about what the combined market is, so I think it’s easier for them than it is for me. But given the second request and everything else I have going on, I don’t really want to directly answer that question.
Ricky Goldwasser - Morgan Stanley — Analyst
Just to [throw out] along the lines of the second request, can you provide us any color around (inaudible) topics that’s the second request is focused on? Also, you’ve received in the past a second request from the FTC related to the Caremark, the potential Caremark transaction. How different is what the FTC is looking for today compared to what they wanted from you four years ago?
Jeff hall - Express Scripts Inc. — EVP, CFO
Yes, the second request is probably mostly the same as the one we received from Caremark, so we had a good expectation of what it was going to look like. As you would expect, it’s extremely thorough and covers all the relevant topics and potential relevant topics. We think, at the end of the day, the primary concern is going to be is this transaction pro-competitive? Is it going to reduce costs for clients and members? We’re actually very confident that we can show that indeed it is going to reduce costs for both clients and for members. we think there’s a lot of evidence that every deal we’ve done in the past has done that. We’ve got good evidence of how that’s going to flow through so we look forward to making our case on why this is indeed going to lower the overall cost of healthcare for the US.
I think another interesting point— not only is it going to lower the cost for PBM, but when we think about the more exciting part of putting the programs together of both companies, we think we really can come up with some unique and very effective ways to improve adherence, to get people on the right drug, to get people to the right channels. The way I think about that is at the very highest level is something [for] the example of we’ve been very effective with behavioral economics. Medco has been very effective with their therapeutic resource centers. So we look, going forward, do we have a product that is therapeutic resource centers enabled by behavioral economics? We think really it’s a case where we can accelerate improvements in

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FINAL TRANSCRIPT
Sep. 14. 2011 / 3:30PM, ESRX — Express Scripts Inc at Morgan Stanley Global Healthcare Conference
adherence and help outcomes. So we get pretty excited about those kind of programs as well as besides just lowering costs from efficiency.
Ricky Goldwasser - Morgan Stanley — Analyst
In terms of time lines, obviously I think that you’ve talked about it in the past, you have incentive to get this deal done before the 2012-2013 selling season really picks up. Some of these things are not in your control. But if really you look at the factors that are kind of Express-Medco control, what do you think are the (inaudible) in terms of when you will be able to provide the FTC will with the information they are looking for?
Jeff hall - Express Scripts Inc. — EVP, CFO
Yes, it’s hard to handicap how long it’s going to take. We’re talking about a pretty major undertaking in what the data is. It’s going to have to be provided and there are a lot of narratives over and above that. We would expect and hope to have an open dialogue that could change it over time. But we certainly think that closing somewhere in the first half of 2012 is certainly possible and we think probable at this standpoint. That’s what we’ve been saying from the beginning. Our position hasn’t changed. There’s nothing that we’ve seen so far that would make us push that data out any further.
The other thing — so two things have to happen. We have to get the FTC approval, we have to get the shareholder votes done. We think both of those are on timetables to get done in the first half.
Ricky Goldwasser - Morgan Stanley — Analyst
Have you seen any change — obviously the (inaudible) selling season seems to have actually gone pretty well for you guys, which was part of kind of like the Express strategy heading into 2011. When you think about the small to mid-sized employers, have you seen any change in competitive behavior or client approaches as a result of the Medco deal?
Jeff hall - Express Scripts Inc. — EVP, CFO
The end result of the Medco deal, we have not seen any changes I think. What we see is that becoming a more competitive arena. We’re seeing our smaller competitors actually doing a better and better job at competing in that space. We’re seeing consultants come down a little bit in that space. But overall, we think it continues to be kind of the sweet spot for Express Scripts, so we’re looking forward to hopefully a good selling season here.
Ricky Goldwasser - Morgan Stanley — Analyst
See if we have any questions at this point.
So shifting gears to the standalone PBM business, can you kind of discuss kind of like your outlook for the future for the core PBM business, (inaudible) kind of like tried to kind of like move away from the melodrama, Walgreen and the opportunities around Medco? But you talk about the business model. It seems that, at these levels, there is some concern around the sustainability of the model, indeed the potential earnings power in 2012.
Jeff hall - Express Scripts Inc. — EVP, CFO
We absolutely love the PBM business and we continue to be very focused on how we can improve that business, how we can execute on the business. We think that business has legs to grow at good rates well out into the future even past the generic

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FINAL TRANSCRIPT
Sep. 14. 2011 / 3:30PM, ESRX — Express Scripts Inc at Morgan Stanley Global Healthcare Conference
wave. We think there’s still a lot of opportunities whether it be from biosimilars or biogenerics, from increased rebates in formulary and specialty to specialty and medical. There’s lots of legs and lots of interesting programs going out into the future.
As we look at ‘11 and ‘12, as I said earlier, we see some headwinds from continued economic state. So that’s obviously a negative. On the positive side, everybody knows ‘12 should be a pretty good generic year. What it really hinges on is when Lipitor, when all the generics are going to be out in the field, and at what discount they’re going to be available at. So that’s a pretty big swing factor as we get into 2012.
It’s hard to talk about 2012 without talking about the Medco transaction. So as we look at it, we like the standalone business and we think the business is strong, but clearly there’s going to be a lot going on as we integrate Medco. The focus is really going to be on how we really get that integrated as quickly as possible and get the right programs in place and the right integration in place so that, in 2013 and beyond, we can hit the $1 billion of synergy targets.
Ricky Goldwasser - Morgan Stanley — Analyst
There is a question. We have a mic over here.
Unidentified Audience Member
We’ve seen I guess less generic manufacturers enter post the exclusivity period, and this has been something that the distributors have talked about as causing pricing to not come down sharply and as rapidly. I guess that delays the benefit of generic for the PBM. I’m wondering if you can speak a little bit about the likelihood that that continues, and if you think that that’s a secular shift in some way that they’re lower to enter and the pricing potentially could be rising on some generics.
Jeff hall - Express Scripts Inc. — EVP, CFO
Yes, I think it’s a good question. We haven’t seen prices rising in generics to date. What we’ve seen is, in individual instances where there is a supply disruption, where there ends up going from 3 to 1 or something — we do those prices increase and we know price increases can be dramatic but not big enough to swing the overall number. I think obviously the generic manufacturers have businesses to run and they’re looking for ways to increase their profitability. I think they’re going to continue to do that, so I think, if we do see fewer and fewer competitors come out from each generic, then indeed generic prices will start to rise. It’s one of the potential concerns as we look forward to the business, but we aren’t seeing it today and we don’t really expect to see it in the future. At the end of the day, generics are, for the most part, a commodity business and there has been no shortage of people that want to get into the market.
Unidentified Audience Member
It seems that some suggest that the cost of doing business for the generic manufacturers has risen a bit, so they are trying to be more selective and that’s sort of a permanent structural change. Do you agree with that?
Jeff hall - Express Scripts Inc. — EVP, CFO
We have not seen it so far. I don’t claim to be an expert on the generic manufacturing business. I’m a buyer in that business, and so I can only tell you what I see, which I have not seen price increases so far.

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FINAL TRANSCRIPT
Sep. 14. 2011 / 3:30PM, ESRX — Express Scripts Inc at Morgan Stanley Global Healthcare Conference
Ricky Goldwasser - Morgan Stanley — Analyst
Sorry, just one more question. The House Judiciary Committee hearing next week on the merger, I’m just curious if David Snow and George Paz will be there to answer questions.
Jeff hall - Express Scripts Inc. — EVP, CFO
If they’re asked to be there, they will be there. We have not seen a formal announcement of who wants to be there nor a formal request. So certainly if the Judiciary wants to see them, which I assume they will, they will be there.
Ricky Goldwasser - Morgan Stanley — Analyst
Could you talk a little bit about your share buyback activity? You announced an ASR just before the Medco deal came together. If you can give us an update on kind of like what Express can do and cannot do between now and when the deal closes and how that factors into kind of like your guidance?
Jeff hall - Express Scripts Inc. — EVP, CFO
So, yes, we have a very large ASR, which is being transacted and is being transacted as it continues to run, so if there is one silver lining of the stock price decline, it’s that our average cost of that ASR continues to decline. What that means is that, when the ASR does close out, we will have additional shares [delivered] to us that we would expect some additional shares to come out. 29 million shares came out when we announced the ASR. Upon the settlement to the extent the price is below $59, more shares will come out as a result of that. Morgan Stanley is doing that deal for us. We’re very happy with the execution of Morgan Stanley [through] that deal as an unpaid advertisement.
The — for ongoing ASRs or other buyback, we have an open window to do more buyback between now and the closing of the — to do any buyback you have an open window. I would say honestly it’s probably pretty unlikely that we’re going to have an open window between now and the closing of Medco just with the FTC and Medco and everything else going on. So, it’s pretty unlikely that we’ll do any buybacks before the Medco close. If for some reason it doesn’t close, obviously we probably would do large buybacks.
Then post the close, really the focus is going to be on retiring the debt as quickly as possible to get down to our one to two times EBITDA range. Once we get there, I think buybacks are back on the table and we would expect to continue buying the stock at prices where we think it’s attractive, which would be a whole lot higher than it is today.
Ricky Goldwasser - Morgan Stanley — Analyst
So Jeff, you talked about a couple of headwinds in second half in the form of utilization and in the buybacks. Can you talk a little bit about the tailwinds that are factored into guidance and how they’re progressing (multiple speakers)?
Jeff hall - Express Scripts Inc. — EVP, CFO
A couple things we are counting on for the second half. Originally, there were a bunch of efficiency projects that we had going. Those would be headwinds. I would tell you that the work on those has slowed down a little bit because the focus has really changed to being Medco as a primary focus.

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FINAL TRANSCRIPT
Sep. 14. 2011 / 3:30PM, ESRX — Express Scripts Inc at Morgan Stanley Global Healthcare Conference
The other obvious headwind is how Lipitor comes out and how the (inaudible) comes out. So if Lipitor comes out as expected on November 30 and the discounts are deep, that’s going to be a good headwind. It’s mostly factored in at this point. (multiple speakers) tailwind, sorry. I’ve been answering questions all day. That would obviously be a tailwind.
The other side of that is if it comes out not deeply discounted, it could end up being a headwind for us in the back half of the year. Other than that, there’s not a lot of excitement between now and when we close Medco.
Ricky Goldwasser - Morgan Stanley — Analyst
So talking about a time line, if you can give us — what are kind of like the things that we should be looking for between now and December 31, whether it’s kind of like the quarter results, guidance,Walgreens, (inaudible) things for (multiple speakers)
Jeff hall - Express Scripts Inc. — EVP, CFO
Probably the next big event from us would be quarterly earnings. Even if we look at quarterly earnings at the end of October, early November — I don’t think we’ve officially set a date yet — but that would be our classic time to do it. That’s probably the biggest event [when] we come out with the quarter and related items. Walgreens tried to handicap if something is going to happen or not. As I said earlier, we would love to talk to them. And we’re waiting for that to happen. Short of that, I don’t expect any news on Medco or FTC certainly to come before December 31. As I said, there’s a lot going on but unfortunately probably not a lot of news, not a lot of announcements from us until Medco really closes. So we’re kind of in this working really hard on integration and trying to make sure that we’ve got all the right — I should say working on integration planning. To the extent, our goal is to have everything really well planned out so that, on the day it gets approved and we close, we can hit the ground running and really doing the blocking and tackling of integration to get to that synergy as quickly as possible and hopefully beat the synergy number, obviously.
Ricky Goldwasser - Morgan Stanley — Analyst
Just one final (inaudible) — when you think about the synergy number, you factor in (inaudible) existing business in that $1 billion of synergy number, or you’ve already kind of like —
Jeff hall - Express Scripts Inc. — EVP, CFO
When we did the modeling, we had a feel for the business that was transitioning away from Medco. So those numbers are kind of in our core assumptions. So we think about synergy. There’s growth synergy which comes from a lot of different places. Then we bring that number down a little bit for forecasting client losses around that because as a result of transitioning, there’ll be some clients that decide they don’t want to be a client during the transition. There will be some that say (inaudible) we just don’t like Express Scripts and we’re going to move away. So we expect some client losses; we factored that into our synergy. We don’t think that’s a material amount but we factored some in for good measure.
Ricky Goldwasser - Morgan Stanley — Analyst
We ran out of time. So thank you very much Jeff (multiple speakers)

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FINAL TRANSCRIPT
Sep. 14. 2011 / 3:30PM, ESRX — Express Scripts Inc at Morgan Stanley Global Healthcare Conference

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FORWARD LOOKING STATEMENTS
Cautionary Note Regarding Forward-Looking Statements
This material may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature may be used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following:
STANDARD OPERATING FACTORS
▪	Our ability to remain profitable in a very competitive marketplace is dependent upon our ability to attract and retain clients while maintaining our margins, to differentiate our products and services from others in the marketplace, and to develop and cross sell new products and services to our existing clients;

▪	Our failure to anticipate and appropriately adapt to changes in the rapidly changing health care industry;

▪	Changes in applicable laws or regulations, or their interpretation or enforcement, or the enactment of new laws or regulations, which apply to our business practices (past, present or future) or require us to spend significant resources in order to comply;

▪	Changes to the healthcare industry designed to manage healthcare costs or alter healthcare financing practices;

▪	Changes relating to our participation in Medicare Part D, the loss of Medicare Part D eligible members, or our failure to otherwise execute on our strategies related to Medicare Part D;

▪	A failure in the security or stability of our technology infrastructure, or the infrastructure of one or more of our key vendors, or a significant failure or disruption in service within our operations or the operations of such vendors;

▪	Our failure to effectively execute on strategic transactions, or to integrate or achieve anticipated benefits from any acquired businesses;

▪	The termination, or an unfavorable modification, of our relationship with one or more key pharmacy providers, or significant changes within the pharmacy provider marketplace;

▪	The termination, or an unfavorable modification, of our relationship with one or more key pharmaceutical manufacturers, or the significant reduction in payments made or discounts provided by pharmaceutical manufacturers;

▪	Changes in industry pricing benchmarks;

▪	Results in pending and future litigation or other proceedings which would subject us to significant monetary damages or penalties and/or require us to change our business practices, or the costs incurred in connection with such proceedings;

▪	Our failure to execute on, or other issues arising under, certain key client contracts;

▪	The impact of our debt service obligations on the availability of funds for other business purposes, and the terms and our required compliance with covenants relating to our indebtedness; our failure to attract and retain talented employees, or to manage succession and retention for our Chief Executive Officer or other key executives;
TRANSACTION-RELATED FACTORS
▪	Uncertainty as to whether Express Scripts, Inc. (Express Scripts) will be able to consummate the mergers with Medco Health Solutions, Inc. (Medco) on the terms set forth in the merger agreement;

▪	The ability to obtain governmental approvals of the mergers;

▪	Uncertainty as to the market value of Express Scripts merger consideration to be paid and the stock component of the Medco merger consideration;

▪	Failure to realize the anticipated benefits of the mergers, including as a result of a delay in completing the mergers or a delay or difficulty in integrating the businesses of Express Scripts and Medco;

▪	Uncertainty as to the long-term value of Express Scripts Holding Company (currently known as Aristotle Holding, Inc.) common shares;

▪	Limitation on the ability of Express Scripts and Express Scripts Holding Company to incur new debt in connection with the transaction;

▪	The expected amount and timing of cost savings and operating synergies; and

▪	Failure to receive the approval of the stockholders of either Express Scripts or Medco for the mergers.
The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Express Scripts’ most recent reports on Form 10-K and Form 10-Q and the risk factors included in Medco’s most recent reports on Form 10-K and Form 10-Q and other documents of Express Scripts, Express Scripts Holding Company and Medco on file with the Securities and Exchange Commission (“SEC”). Any forward-looking statements made in this material are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication is not a solicitation of a proxy from any stockholder of Express Scripts, Medco or Express Scripts Holding Company. In connection with the Agreement and Plan of Merger among Medco, Express Scripts, Express Scripts Holding Company, Plato Merger Sub Inc. and Aristotle Merger Sub, Inc. (the “Merger”), Medco, Express Scripts and Express Scripts Holding Company, intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Express Scripts Holding Company that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDCO, EXPRESS SCRIPTS, EXPRESS SCRIPTS HOLDING COMPANY AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Express Scripts, Express Scripts Holding Company or Medco with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to:
Mackenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
Express Scripts, Express Scripts Holding Company and Medco and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Express Scripts and Medco in connection with the Merger. Information about Express Scripts’ directors and executive officers is available in Express Scripts’ definitive proxy statement, dated March 21, 2011, for its 2011 annual general meeting of stockholders. Information about Medco’s directors and executive officers is available in Medco’s definitive proxy statement, dated April 8, 2011, for its 2011 annual general meeting of stockholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Express Scripts Holding Company will file with the SEC when it becomes available.